Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

28th October 2005

For immediate release

PT Astra International Tbk
Nine Month 2005 Financial Statements

The following press release was issued today by the Company's 62%-owned subsidiary, Jardine Cycle & Carriage Limited, which holds 50.1% of PT Astra International Tbk.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

GolinHarris
Kennes Young (852) 2501 7987

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

PT Astra International Tbk
Jln.Gaya Motor Raya No. 8
Sunter II
Jakarta 14330, Indonesia
Tel (62 21) 652 2555
Fax (62 21) 653 04957

ASTRA international

PRESS RELEASE

enterprise at your service

28 October 2005

PT ASTRA INTERNATIONAL TBK
NINE MONTH 2005 FINANCIAL STATEMENTS

Highlights

- Underlying earnings per share up 27% to Rp 1,109
- Motor vehicle and motorcycle sales grew strongly
- Good growth in financial services, heavy equipment and agribusiness
- New investments in existing toll road, financing businesses and Honda factory

"Astra performed well in the first nine months of 2005 and a satisfactory trading performance is expected for the rest of the year despite more challenging market conditions."

Michael D. Ruslim, President Director
28 October 2005

Group Results

	Nine months ended 30 September		
	2005 Rp bn	2004 Rp bn	*Change %*
Revenue	**46,415**	31,364	*48*
Operating profit	**5,121**	3,564	*44*
Underlying profit	**4,489**	3,533	*27*
Net income	**4,489**	3,986	*13*
	Rp	Rp	
Underlying earnings per share*	**1,109**	873	*27*
Earnings per share*	**1,109**	985	*13*
	At 30.9.05 Rp bn	At 31.12.04 Rp bn	*Change %*
Shareholders' funds	**19,898**	16,485	*21*
	Rp	Rp	
Net asset value per share	**4,915**	4,073	*21*

The financial results for the nine months ended 30 September 2005 and 30 September 2004 have been prepared in accordance with accounting principles generally accepted in Indonesia. These results have not been audited or reviewed by the auditors.

The financial results for the year ended 31 December 2004 have been audited in accordance with the auditing standards established by the Indonesian Institute of Accountants.

PT United Tractors Tbk has been consolidated since June 2004.

**The basis for calculating underlying profit and earnings per share is set out in the Note.*

PRESIDENT DIRECTOR'S STATEMENT

Overview

Astra performed well in the first nine months of 2005 despite more difficult trading conditions and rising interest rates. The Group's underlying profit increased by 27% to Rp 4.5 trillion and underlying earnings per share increased to Rp 1,109 with growth reflected in almost all its businesses.

Net income increased by 13% to Rp 4.5 trillion as 2004 had the benefit of a gain of Rp 453 billion arising mainly from the sale of PT Pramindo Ikat Nusantara and PT Berau Coal.

Performance

Underlying profit from the automotive business rose by 36% to Rp 2.7 trillion, benefiting from strong consumer demand for both motor vehicles and motorcycles. The overall market for motor vehicles grew by 26% to 439,804 units while Astra's motor vehicle sales grew by 33% to 203,864 units mainly due to increased sales of the Toyota Avanza, Daihatsu Xenia and Toyota Innova, and its market share increased by 2% from last year to 46%.

The market for motorcycles increased by 35% to 3.9 million units (excluding CBUs) while Honda motorcycle sales grew by 31% to more than 2 million units, but its market share decreased slightly to 52%. PT Astra Honda Motor completed the construction of its third manufacturing plant in Cikarang and started full production at the end of September 2005. Astra Otopart's ("AOP") component sales rose by 34% to Rp 2.9 trillion.

Underlying profit from the non-automotive businesses, which comprise mainly financial services, heavy equipment and agribusiness, grew by 16% to Rp 1.8 trillion. Profit from the financial services sector grew as motor vehicle and motorcycle financing also benefited from the improved motor vehicle and motorcycle markets. The amount financed by Federal International Finance and Astra Credit Companies increased by 41% to Rp 18.7 trillion.

Astra's heavy equipment business also contributed to the overall growth, enhanced by the increased shareholding in PT United Tractors Tbk which has been consolidated since 1 June 2004. A total of 1,955 units of Komatsu heavy equipment were sold, an increase of 66% on the previous year due to strong growth in the mining sector. Mining contractor, PT Pamapersada Nusantara, also contributed to the improved results with 18% higher coal and 43% higher overburden extraction. Pamapersada's Kaltim Prima Coal project, which is a US$1 billion, 12-year mining contract, saw the first coal extracted during this period. Profit from agribusiness was however, slightly lower, as the increase in crude palm oil ("CPO") sales volume was more than offset by the 14% decline in CPO price.

The Group's net asset value grew by 21% from 31 December 2004 to Rp 19.9 trillion as at 30 September 2005 and the net asset value per share rose in line to Rp 4,915.

On 12 October 2005, the Board declared an interim dividend of Rp 100 per share (2004: Rp 100 per share)

Developments

During the period, Astra invested a total of Rp 196 billion to increase its ownership in UT by 1.82% to 58.21%, in AOP by 1.68%% to 86.72% and in PT Astra Agro Lestari Tbk by 0.1% to 79.68%.

The Group continued to expand its financial services during the year. Astra's fully owned subsidiary, PT Sedaya Multi Investama together with Komatsu Asia & Pacific Pte Ltd established a 50 - 50 joint venture company, Komatsu Astra Finance to finance heavy equipment in the mining sector. Astra also signed a joint venture agreement with Toyota Financial Services Corporation of Japan. The 50 - 50 joint venture, Toyota Astra Financial Services, will provide finance for Toyota vehicle sales.

- more -

Astra through its wholly owned subsidiary, PT Astratel Nusantara, together with Citigroup Financial Products Inc purchased a 53.99% interest in PT Marga Mandalasakti paying Rp 158 billion for its 34% interest. The company operates the toll road between Tangerang and Merak.

UT signed a 3 year Syndicated Credit Facility of US$ 140 million on 19 October 2005. This will be used for working capital purposes and refinancing its existing facilities.

Prospects

Astra performed well in the first nine months of 2005 and a satisfactory trading performance is expected for the rest of the year despite more challenging market conditions.

Philosophy

In this challenging period, we continue to strengthen our strategy in building winning team, winning concept and winning system for each and every business we are in. In addition, we pay a great deal of attention in implementing good corporate governance principles consistently in Astra Group.

Michael D. Ruslim, President Director
28 October 2005

NOTE

Earnings per share

Nine months ended 30 September	**Group** **2005**	2004
Basic earnings per share		
Profit attributable to shareholders (Rp bn)	**4,489**	3,986
Weighted average number of ordinary shares in issue (millions)	**4,048**	4,048
Basic earnings per share	**Rp 1,109**	Rp 985
Diluted earnings per share		
Profit attributable to shareholders (Rp bn)	**4,489**	3,986
Weighted average number of ordinary shares *in issue (millions)*	**4,048**	4,048
Weighted average number of ordinary shares for diluted earnings per share (millions)	**4,048**	4,048
Diluted earnings per share	**Rp 1,109**	Rp 985
Underlying earnings per share		
Underlying profit attributable to shareholders (Rp bn)	**4,489**	3,533
Basic underlying earnings per share	**Rp 1,109**	Rp 873
Diluted underlying earnings per share	**Rp 1,109**	Rp 873

A reconciliation of the net income and underlying profit is as follows:

Nine months ended 30 September	**Group** **2005** **Rp bn**	2004 Rp bn	*Change %*
Underlying profit	**4,489**	3,533	*27*
Add:			
Exceptional items			
Gain on sale of investments	**-**	453	*-100*
Net income	**4,489**	3,986	*13*

- end -

For further information, please contact:
PT Astra International Tbk
Aminuddin, Corporate Secretary
Tel: 62 - 21 – 6522555